December 15, 2008

VIA FEDEX AND EDGAR

Re:	Virtus Investment Partners, Inc.

Registration Statement on Form 10

Filed June 30, 2008

File No. 001-10994

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jennifer Hardy

Dear Ms. Hardy:

On behalf of Virtus Investment Partners, Inc. (“Virtus” or the “Company”), we are providing the following responses to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated December 8, 2008 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form 10 filed with the SEC on June 30, 2008 (the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter a pre-effective third amendment to the Registration Statement on Form 10 (the “Amended Registration Statement”) that reflects these revisions and generally updates the information contained therein.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Page references in the text of this letter correspond to the pages of the Amended Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Summary, page 5

Summary of the Spin-Off, page 11

1.	We note that you are distributing share purchase rights. In the text following “Securities to be distributed,” please include a cross-reference to page 134. Also, in an appropriate place in the Prospectus Summary, please describe the Rights Agreement and its purpose, to thwart a takeover attempt.

RESPONSE: The Company takes note of the Staff’s comments and has added cross-references to the appropriate sections of the Amended Registration Statement. The Company has also expanded its discussion of the Rights Agreement in the section entitled “Summary of the Spin-Off.”

Language added to page 12 of the Amended Registration Statement:

If the rights become exercisable, the rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board. Thus, while the rights are intended to encourage persons who may seek to acquire control of us to initiate such an acquisition through negotiations with our Board, their actual effect may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in our equity securities or seeking to obtain control of us.

2.	In the text following “Description of indebtedness” on page 12, we note that you intend to obtain new third-party financing to pay down certain existing related party payables. In an appropriate place in the registration statement, please disclose the types of financing you will attempt to secure, the steps you will take to obtain this financing, and the likelihood of obtaining this financing.

RESPONSE: The Company takes note of the Staff’s comments and has added the types of financing that it would consider, the steps it will take to obtain the financing and a discussion of the likelihood of obtaining the financing to the Liquidity and Capital Resources section on page 64 and the section entitled “Description of Indebtedness” on page 151 of the Amended Registration Statement.

Language added to page 64 and page 151 of the Amended Registration Statement:

The Company anticipates obtaining financing to retire the remainder of its debt obligation to Phoenix Life. Potential types of financing arrangements include secured or unsecured credit facilities, lines of credit or other bank financing arrangements. On December 11, 2008 the Company signed a commitment letter with a commercial bank to act as the lead arranger in a $50.0 million senior secured revolving credit facility. Closing of the facility is subject to a standard due diligence process, executing a credit agreement, identifying additional lenders to participate in the facility, no adverse changes in the market and other closing conditions. We expect the closing of the facility to occur on or after the distribution date. In light of the continued challenges in the credit markets there can be no assurances that the Company will be able to close this transaction. If we are unable to replace the existing debt obligation by the distribution date, we will attempt to renegotiate the terms of the Phoenix Life debt on a third-party, arms-length basis.

Unaudited Pro Forma Consolidated Financial Data, page 35

3.

Expand footnote 2 on page 38 to clarify whether the “new cost” column represents all costs management expects the company to incur to replace the services previously allocated by PNX, eliminated in the “expense sharing charge” column. As discussed in our prior comments, pro forma financial statements need to be limited to reliably determinable information. However, please verify you are not removing entire allocations in the first column, while only adding in “new costs” that can be verified and factually supported. If this is the case, additional disclosure may be appropriate to clarify or the amounts removed in the “expense sharing charge” column may need to be reconsidered.

RESPONSE: The Company has expanded the disclosure on footnote 2 on page 40 to clarify that the “new cost” column represents only the new costs the Company will incur for the previous costs that will change as a result of the transaction. The Company replaced only certain costs previously allocated by PNX and only those that will be replaced are included in the “expense sharing charge” column. The Company verifies for the Staff that it did not remove the entire allocation of expense sharing costs in the first column as it only eliminated services that were specifically replaced by factually supportable, independently verifiable information. For further clarity, the historical column includes all allocated costs, the expense sharing column removes only those specific allocated expenses that will be replaced and the new cost column includes only the new costs for those costs that are replaced. Effective on November 1, 2008 the PNX cost allocations were ended and the new cost structure was put in place.

Language added to page 40 of the Amended Registration Statement:

(2) Reflects the new costs for certain services, previously provided by PNX, which will be replaced or eliminated. The costs for other services provided by PNX that are not expected to change are reflected in the historical financial statements. Costs that will change or be eliminated relate to human resources, facilities, corporate communications, compliance, corporate and staff, legal, internal audit and tax. Costs for these functions will be directly incurred by the Company. In addition, costs have been added to include board of directors’ expenses, transfer agent fees and stock exchange listing fees. The pro forma adjustments exclude the general overhead costs allocated to the Company by PNX that will no longer be incurred. Effective on November 1, 2008 the PNX cost allocations were ended and the new cost structure was put in place. Details of the cost adjustments are as follows:

Pro Forma Adjusted Net Income Reconciliation Schedule, page 42

4.	We note your response to comment 6 in our letter dated September 30, 2008. Please clarify whether restructuring and severance costs are possible in the near future, for example, in response to recent economic events, the loss of 26% of assets under management and the operating loss of $350 million during the nine months ending September 30, 2008. Explain how your consideration of this influences your assessment that the restructuring and severance costs referred to in your non-GAAP measure are unusual and non-recurring.

RESPONSE: The Company takes note of the Staff’s comment and has excluded restructuring and severance costs from the calculation of adjusted net income. All such references have been removed from the Amended Registration Statement.

5.

Please expand your disclosure surrounding both adjusted net income and EBITDA to provide greater detail of the material limitations of the financial measures. For example, the use of EBITDA as a liquidity measure has certain material limitations. The cash portion of interest expense and the income tax provision generally represent charges that may significantly affect funds available to use in operating, investing and financing activities. Depreciation, amortization, non-cash charges and impairment charges, though not directly affecting the current cash position, represent the wear and tear and reduction in value of the intangible assets, property, and other capital assets that permit you to generate revenue; these items may be indicative of future needs for capital expenditures, for development or acquisition of intangible assets or relevant trends causing asset value changes. Similar disclosure appears appropriate with respect to your performance measure as the various costs removed are each a necessary element of your costs and ability to generate revenue.

RESPONSE: The Company notes the Staff’s comment and has added disclosure surrounding the limitations of both of its non-GAAP financial measures, adjusted net income and EBITDA, as follows:

Disclosure added to page 63 of the Amended Registration Statement:

Limitations of Adjusted Net Income

Because the calculation of Adjusted Net Income excludes amortization and impairments of goodwill and intangible assets, and deferred taxes related to those intangible assets, it has certain material limitations and should not be viewed in isolation or as a substitute for GAAP measures of earnings. See the Consolidated Statements of Operations included in the Company’s financial statements included elsewhere in this Registration Statement. As a non-GAAP performance measure, Adjusted Net Income has certain material limitations as follows:

•

It does not include operating expenses related to amortization or impairments of intangible assets and impairments of goodwill. Although these expenses represent non-cash charges that do not directly affect the current cash position of the Company, the expenses represent a loss in value of previously acquired investment advisory contracts and goodwill that provide the Company with the ability to generate revenue. The decrease in value may be indicative of the loss of future earnings potential of the Company. Therefore, any measure that excludes amortization has material limitations.

•

It does not include deferred taxes related to amortization and impairments of intangible assets and goodwill. Because the payment or benefit of taxes is a necessary and ongoing part of the Company’s operations, any measure that excludes deferred taxes has material limitations.

Disclosure added to page 67 of the Amended Registration Statement:

Limitations of EBITDA

Because EBITDA is calculated before certain recurring cash charges, including interest expense and taxes and other recurring cash requirements of the business, it should not be considered as a measure of discretionary cash available to invest in the growth of the business.

See the Consolidated Statements of Cash Flows included in the attached financial statements. As a non-GAAP liquidity measure, EBITDA has certain material limitations as follows:

•

It does not include interest expense. Because the Company has borrowed money to finance some of its operations, interest is a necessary part of the Company’s costs and ability to generate revenue. Therefore, any measure that excludes interest has material limitations.

•

It does not include amortization expense. Although amortization expenses represent non-cash charges that do not directly affect the current cash position of the Company, the expenses represent a loss in value of previously acquired investment advisory contracts which provide the Company with the ability to generate revenue. The decrease in value may be indicative of future needs for the development or acquisition of investment advisory contracts or relevant trends causing asset value changes. Therefore, any measure that excludes amortization has material limitations.

•

It does not include depreciation expense. Although depreciation expenses represent non-cash charges that do not directly affect the current cash position of the Company, the expenses represent the wear and tear and reduction in value of property and other capital assets of the Company which may be indicative of future needs for capital expenditures. Therefore, any measure that excludes depreciation has material limitations.

•	It does not include taxes. Because the payment of taxes is a necessary and ongoing part of the Company’s operations, any measure that excludes taxes has material limitations.

6.	Please explain your basis for the statement, “we believe that excluding the restructuring and severance charges best represents the Company’s ongoing operating performance...” This statement implies the non-GAAP measure is superior to net income for this purpose.

RESPONSE: The Company takes note of the Staff’s comment and has removed the statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

7.

Please expand MD&A to provide a discussion of recent economic events, including the volatility and declines in the equity markets and its current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your customers, investment products, recent redemptions and sales, expected trends, management’s response for managing these events, potential future actions by management and other detailed information. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the decline in assets under management and the global credit shortage, may affect sources of liquidity.

RESPONSE: The Company takes note of the Staff’s comments and has added discussion surrounding the recent economic events in the MD&A section of the Amended Registration Statement.

Disclosure added to page 47 of the Amended Registration Statement:

Recent Market Developments

Recent markets have experienced unprecedented credit and liquidity issues as well as volatility and declines in the equity markets. Lending practices in past years, particularly in the “sub-prime” market, coupled with dramatic declines in home prices, rising mortgage defaults and increasing home foreclosures, have resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. These write-downs, initially of mortgage-backed securities but spreading to most sectors of the credit markets, and to credit default swaps and other derivative securities, have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions, to be subsidized by the U.S. Government and, in some cases, to fail. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, credit markets have worsened considerably, with many lenders and institutional investors reducing, and in some cases, ceasing to provide funding to borrowers, including other financial institutions. Additionally, concerns over increasing unemployment, fluctuating inflation and energy costs as well as geopolitical issues have contributed to diminished expectations for the economy and the financial markets going forward. These factors, combined with declining business and consumer confidence and increased unemployment, have precipitated an economic slowdown and fears of a prolonged recession. As a result, the financial markets and the U.S. economy are experiencing a period of extreme volatility.

This economic environment has had a direct impact on the actions of both retail and institutional investors. The continued erosion of the equity and fixed income markets has materially and adversely impacted the value of our assets under management which has resulted in lower fee revenues. Although it is not possible to predict how long this economic downturn will continue, it is expected to have a direct impact on our fourth quarter 2008 results. The following table presents interim third-party assets under management by product for the periods indicated:

($ in billions)	November 30, 2008	September 30, 2008	Change
Mutual Funds	$15.2	$17.7	$(2.5)
Separately Managed Accounts	3.0	3.8	(0.8)
Institutional Accounts	4.9	5.9	(1.0)
Structured Finance Products	1.0	1.3	(0.3)

Ending Balance	$24.1	$28.7	$(4.6)

General account assets under management at September 30, 2008 were $12.5 billion. The fees earned on general account assets are not based on a percentage of assets under management but, rather, a reimbursement of cost. Therefore, recent market activity has not had a significant effect on revenues or liquidity. In addition, the Company will not be managing the general account assets following the spin-off, and the related revenues and expenses are excluded from the pro-forma financial presentation.

The following table summarizes interim period asset flows for third-party assets under management for the two-month period from September 30, 2008 through November 30, 2008:

($ in billions)	Two Months Ended November 30, 2008
September 30, 2008 balance	$28.7
Sales	0.6
Redemptions	(1.5)

Net flows	(0.9)
Market depreciation	(3.8)
Money market funds - net change in assets under management	0.1

Net change in assets under management	(4.6)

Ending balance	$24.1

The decrease in our assets under management is driven in great part due to the equity markets, with the S&P 500 Index down 23.1% for the two-month period from September 30, 2008 through November 30, 2008. We have seen decreased investment inflows and an increase in redemptions of certain products. Revenue for retail funds, which are based on average assets during the quarter, will be negatively impacted for the fourth quarter 2008 as compared to third quarter 2008 and fourth quarter 2007. Fourth quarter 2008 revenue for separately managed accounts and institutional accounts will be based primarily on September 30, 2008 asset under management levels, which were lower than levels at June 30, 2008. These decreases will have a direct effect on our net income and liquidity.

In response, the Company is evaluating all elements of its cost structure to best position it to maintain a positive adjusted net income position. Specifically, during the recent equity declines in the markets, management reduced its support staff by approximately 15% and outsourced its transfer agent functions, further reducing its fixed cost base. Variable costs, primarily comprised of incentive compensation and distribution costs, are directly related to revenue levels and will decline accordingly. The Company will continue to review measures to reduce its fixed costs.

The value of the Company’s goodwill and intangibles assets is based on assets under management and the related revenue. As a result, significant and sustained declines in assets under management would impact the valuation of these intangible assets. The Company will be performing its annual impairment test of goodwill in the fourth quarter of 2008 and again in connection with the closing of the spin-off transaction. Given the recent market trends described above, the results of these tests will be reasonably likely to have an adverse impact on the results of operations.

Language added to page 65 of the Amended Registration Statement:

The financial markets are experiencing a period of significant decline and extreme volatility. The continued erosion of the equity and fixed income markets has materially and adversely impacted the value of our assets under management, which has resulted in lower fee revenues. For the two month period ending November 30, 2008, our assets under management have decreased by $4.6 billion. Should assets remain at this level, continue their downward trend, or only marginally increase in the immediate future, the impact on our current and future cash flows could be significant. For example, the $4.6 billion decrease in our assets under management has the effect of reducing our annual revenues by approximately $18.0 million to $20.0 million. Reductions in related variable expenses, primarily incentive compensation and distribution costs, would marginally compensate for this loss of revenue but the Company would experience a material reduction in income from operations.

Liquidity and Capital Resources, page 61

8.	We note your revised disclosure in response to comment 12 in our letter dated September 30, 2008. As previously requested, please also disclose the amount of equity the notes were converted into before PNX forgave the indebtedness associated with these notes.

RESPONSE: The Company has revised its disclosure in the Liquidity and Capital Resources section of the Amended Registration Statement to clarify that there were no cash proceeds received by the Company in exchange for the forgiveness of $325.0 million on notes payable to PNX. It should be noted that the Company recorded the forgiveness as additional paid-in capital in the Stockholder’s Equity section of the Consolidated Balance Sheets.

Disclosure added to Language added to page 65 of the Amended Registration Statement

The PNX board of directors deemed it to be in the best interests of PNX and the Company to forgive the remaining intercompany indebtedness associated with these notes in the amount of $325.0 million. No cash proceeds were delivered to the Company in connection with this action.

Critical Accounting Estimates, page 64

Goodwill, page 64

9.	We note your disclosure on page 65 that you obtained and weighted several estimates of fair value in connection with the third quarter test for goodwill. Please name your outside financial advisors who completed the recent discounted cash flow modeling valuation and the third party who conducted an independent valuation of your business.

RESPONSE: The Company takes note of the Staff’s comments and will clarify the role of its financial advisor and the third party that conducted an independent valuation of the business. It should be noted that the Company did not plan to use either of these parties as experts and did not obtain their consents to include them in the Registration Statement. We have, therefore, deleted specific reference to them in the disclosures.

These advisors were engaged by the PNX board as financial consultants to facilitate the completion of the spin-off transaction. Both advisors worked with management to aggregate data and build financial models, the result being valuations that were delivered for the benefit of PNX and its board of directors in their assessment and strategic evaluation of the spin-off transaction. The Company believes these indicators of value were appropriate additional inputs in determining the fair value of the reporting unit.

Language revised on page 69 of the Amended Registration Statement:

We determined that a triggering event had occurred in the third quarter of 2008 as a result of the changes in the market environment, specifically the equity market declines, a marked decrease in credit market liquidity and unprecedented government intervention in the financial markets. We performed an impairment analysis using the methodology applied in prior annual and interim testing. While the Company believes the existing approach as discussed above was appropriate, we complemented the testing with an additional discounted cash flow model that incorporated financial data obtained in connection with analyses prepared for the spin-off transaction. Management also considered the approximate implied valuation based on the equity investment made by a third party in October 2008. In connection with this third quarter test for goodwill, the Company weighted these estimates of fair value to derive the implied valuation used in the impairment testing. The impairment test in the third quarter resulted in an impairment charge of $331.7 million.

10.	For goodwill, please expand your disclosure to address the following:

•

Provide a description of each valuation method used to determine the fair value of your reporting unit, the material assumptions used in the valuation method, and the sensitivity of those assumptions. For discounted cash flows, such assumptions should include the discount rate used, projected revenue growth rates, and the operating profit margin, at a minimum. For a comparable business method, the assumptions would include the EBITDA multiple used.

RESPONSE: The Company takes note of the Staff’s comments and has added the following disclosure regarding the material assumptions in the valuation methods and the sensitivity to those assumptions:

Language added to page 69 of the Amended Registration Statement:

In light of the additional information available to us due to the spin-off transaction, we developed the September 30, 2008 valuation assessment using a weighting of two distinct valuation methods, specifically: (i) market-based multiple models, which includes the revenue multiple model described above and an assets under management (“AUM”) multiple model; and (ii) a discounted cash flow model. A description of each valuation for the goodwill impairment analysis is provided below:

Market-based multiple models – The significant assumptions used in assessing the implied valuation include the average trading multiples of peer asset management companies based on revenues, and assets under management. The average revenue multiple used was 2.1x revenues and the average AUM multiple was 0.9% of AUM. A 10.0% decrease in the revenue multiple used would have increased the third quarter impairment charge by $21.0 million; a 10.0% decrease in the run-rate revenue assumption would have increased the impairment by $17.0 million and a 10.0% decrease in the AUM multiple would have increased the impairment by $4.0 million.

Discounted cash flow model – The significant assumptions used in the discounted cash flow model include projected revenue growth rates, operating margins and the discount rate used to determine the present value of the cash flows. Projected revenues are assumed to have a 5% long term growth rate, operating margins are estimated at approximately 12.0% and projected net cash flows are discounted at 17% to determine the present value. The discount rate is based on an estimated cost of capital that reflects the current economic conditions. A decrease to 2.5% in the growth rate applied to gross revenues would have increased the impairment charge by $ 2.0 million, a decrease of 100 basis points in the operating margin assumption would have increased the impairment by $2.0 million and an increase in the discount rate to 19.5% would have increased the impairment charge by $4.0 million.

•

You disclose you obtained and weighted several estimates of the fair value, “including” the three described on page 65. Please provide an explanation of the other estimates and methods and explain how they factored into your impairment analysis.

RESPONSE: The Company takes note of the Staff’s comments and has revised its disclosure and has provided a specific discussion on its weighting of its valuation estimates. See the response to the following item.

•

Provide an explanation of how you weighted the various estimates to calculate the impairment. Provide a sensitivity analysis illustrating how different weighting assumptions would impact the amount of impairment.

RESPONSE: The Company takes note of the Staff’s comments and has revised its disclosure on page 69 of the Amended Registration Statement to include a sensitivity analysis of different weighting assumptions.

Language added to page 69 of the Amended Registration Statement:

In weighting these methods, we applied a weighting of approximately 60% for the market-based multiple models and 40% for the discounted cash flow model. The Company gave more weight to the market-based multiple models primarily due to the observable nature of the revenue and AUM multipliers that are the significant model valuation inputs. Management believes these market observable inputs provided a reliable measure of implied valuation as of September 30, 2008. The Company used a discounted cash flow model to provide an income-based valuation model from additional data obtained in connection with the spin-off transaction. The discounted cash flow valuation was supported by the implied spin-off value from the terms of the Company’s equity transaction that was announced on October 30, 2008. Had the Company weighted these models using a 50% / 50% ratio the impairment charge would have increased by $13.0 million.

•	Provide a discussion and sensitivity analysis of how further declines in the equity market and other events would impact future financial statements through the impairment of remaining goodwill.

RESPONSE: The Company takes note of the Staff’s comments and has provided an analysis on the impact of how certain events would potentially impact future goodwill.

Language added to page 69 of the Amended Registration Statement:

Given the Company recorded a goodwill impairment charge in third quarter 2008, any significant declines in values in the Company would likely result in further impairment charges.

The Company will be performing its annual impairment test of goodwill in the fourth quarter of 2008 and again in connection with the closing of the spin-off transaction. Given the recent market trends described above, the results of these tests will be reasonably likely to have an adverse impact on the results of operations.

Refer to Section 501.14 of the Financial Reporting Codification for guidance.

11.	In the third quarter impairment testing of goodwill and other intangible assets, you “expanded the fair value estimates used in impairment testing to incorporate other data including third party valuation analyses obtained from our financial advisors, discounted cash flow models and market transactions.” Please tell us how the results of your revenue multiplier analysis compared with the third party valuations and the implications of your equity transaction. Explain how this will influence your selection of testing methods in the future. Provide a similar explanation for your testing of indefinite-lived intangible assets, which you expanded to include discounted cash flow models.

RESPONSE: The Company takes note of the Staff’s comments. As described in the response to Comment 9 above, the Company has removed reference to analyses obtained from its financial advisors and has clarified that it incorporated financial data obtained in connection with analyses prepared for the spin-off transaction. A specific comparison of the third quarter valuation models is provided below:

($ in millions)	Enterprise Value
Valuations:
Market-based multiple models	$333
Discounted cash flow model	$233

The differences between the market-based multiple models and discounted cash flow model are driven primarily by the methods used; a market approach in the market-based multiple model versus income approach for the discounted cash model. Inherent in the market-based approach are peer group averages in terms of growth rates and operating margins. This market based approach assumes an acquirer would be able to achieve economies of scale by eliminating or improving a target’s existing expense structure. The discounted cash flow approach calculates a valuation based on the Company’s operating structure, which is below the peer group averages in terms of operating margins and overall profitability. The discounted cash flow valuation was supported by the implied spin-off value from the terms of the Company’s equity transaction that the Company announced on October 30, 2008.

The Company intends to use all available inputs for future tests of impairments. Specifically, as a publicly traded asset management company, the total market capitalization of the Company will be a key indicator of value, which will be incorporated into the analysis. Other valuations that arise from such actions as additional preferred equity offerings, common stock offerings or acquisition or other indications of value will be incorporated as well.

Please see the Company’s response to Comment 12 below that discusses future expectations of testing on indefinite-lived intangible assets.

Indefinite-Lived Intangible Assets, page 65

12.	For indefinite-lived intangible assets, please expand your disclosure to address the following:

•

You state you “expanded the fair value estimations used in impairment testing to incorporate discounted cash flow models.” Please explain what you mean, including how many discounted cash flow models were used, the differences and respective assumptions of each discounted cash flow model, an explanation of how you weighted the results of the different methods to calculate the impairment, and a sensitivity analysis of how different weighting assumptions would impact the amount of the impairment.

RESPONSE: The Company takes note of the Staff’s comments. The Company disclosed “discounted cash flow models” because it utilized a discounted cash flow model for each intangible asset. The discounted cash flow model for each of the investment advisory contracts have the same assumptions for market inputs, such as discount rate and market expense ratio, and have different inputs for estimated remaining useful life, which is based on the characteristics of each investment advisory contract. The Company revised its disclosure on page 70 of the Amended Registration Statement to say “a discounted cash flow model” to avoid confusion.

•

You state, “any material changes to the key variables… could result in the Company recording an impairment on its remaining indefinite-lived intangible assets.” Please provide a quantified sensitivity analysis for each significant assumption that clearly explains the potential impact on the financial statements.

RESPONSE: The Company takes note of the Staff’s comments and has enhanced its disclosure to include sensitivities for discount rates and level of assets under management, which are the key assumptions in the model.

Language added to page 70 of the Amended Registration Statement:

As noted above, the Company has recorded impairment charges on each of the indefinite-lived intangible assets at September 30, 2008. Accordingly, the carrying value of these assets is equal to fair value as derived from the Company’s discounted cash flow model. The Company believes the discounted cash flow analysis is most appropriate in valuing the remaining indefinite-lived intangible assets because it has concluded that it is a likely method that would be utilized by market participants. The key variables impacting the valuation of the intangible assets under this model include the discount rate and assets under management related to the relevant investment advisory contracts. A 2.5% increase in the discount rate to 19.5% would result in additional impairment of $4.3 million. A 10% decrease in assets under management underlying these investment advisory contracts would result in additional impairment of $3.6 million.

•

It is not clear how the last paragraph in the section on indefinite-lived intangible assets on page 66, (“As of December 31, 2007…”) is useful and its conclusion about the excess fair value over book value appears obsolete and potentially confusing to investors, given the subsequent impairments.

RESPONSE: The Company takes note of the Staff’s comments and has removed the last paragraph in the section on indefinite-lived intangible assets.

•

Please tell us how the results of your revenue multiplier analysis compared with the third party valuations and the implications of your equity transaction. Explain how this will influence your selection of testing methods in the future. Provide a similar explanation for your testing of indefinite-lived intangible assets, which you expanded to include discounted cash flow models.

RESPONSE: The Company incorporated discounted cash flow analysis by asset grouping for indefinite-lived intangible assets to provide an alternative valuation input to the revenue multiplier analysis. The Company believes that a discounted cash flow analysis is appropriate in valuing its indefinite-lived intangible assets because it has concluded that it is a likely method that would be utilized by market participants.

($ in millions)	Indefinite-lived Intangible Contracts
Valuations:
Market-based multiple model	$62
Discounted cash flow model	$36

The differences between the market-based multiple model and discounted cash flow model are driven primarily by the methods used; a market approach in the market-based multiple model versus income-based approach for the discounted cash model. Inherent in the market-based approach are peer group averages in terms of growth rates and operating margins. This market-based approach assumes an acquirer would be able to achieve economies of scale by eliminating or improving a target’s existing expense structure. The discounted cash flow approach calculates a valuation based on management’s estimate of remaining useful life, market expense ratios and a discount factor, which has resulted in a lower valuation than the market-based multiple model.

Definite-Lived Intangible Assets, page 66

13.	For definite-lived intangible assets, please expand your disclosure to address the following:

•	Provide a description of the material assumptions used in the valuation method, and the sensitivity of those assumptions.

RESPONSE: The Company takes note of the Staff’s comments and has expanded the disclosure to include sensitivity of the key assumptions. Given that the Company took impairment charges as of September 30, 2008, the Company has added disclosure on the sensitivities in the calculation that affect the level of impairment charges. In future periods, the Company plans to disclose the sensitivities of key assumptions that would lead the Company to conclude whether definite-lived intangible assets are impaired.

Language added to page 71 of the Amended Registration Statement:

Of the key variables, both the discount rate and remaining useful lives are the significant assumptions in the discounted cash flow model. A one-year decrease in the remaining useful life of definite-lived intangible assets would have resulted in an additional $0.8 million of intangible asset impairments and a 2.5% increase from a 17% discount rate that was used in the model to a 19.5% discount rate would have increased the impairment charge by $1.0 million.

•

Explain how your assessment of the useful life of intangible assets relating to institutional accounts is impacted by the decrease in the institutional assets under management from $11.2 billion to $5.9 billion in the nine months ending September 30, 2008, driven primarily by $5.5 billion in redemptions.

RESPONSE: The Company takes note of the Staff’s comments and has expanded its disclosure to address the significant redemptions in Institutional Accounts.

Language added to page 71 of the Amended Registration Statement:

In 2008, the Company had $5.5 billion of institutional account redemptions. Of that amount, $4.9 billion were from one affiliated manager, and $3.7 billion was from a single account relationship. The Company believes that the useful life for the remaining $7.6 million of institutional definite-lived intangible asset is approximately nine years given the characteristics of the remaining assets under management. These characteristics include both long standing relationships with remaining clients and product performance of remaining assets under management.

•	Clarify the impact of the $3.7 billion in redemptions from an insurance company on your testing.

RESPONSE: The Company takes note of the Staff’s comments and has expanded its disclosure to address the $3.7 billion redemption in Institutional.

Language added to page 71 of the Amended Registration Statement:

In February 2008, the Company performed an interim impairment test of one of its intangible contracts valued at $29.3 million. The test was triggered by management’s assessment that previous declines in assets and revenue supporting the intangible contract coupled with a notice of termination from one large account in February 2008 required such a test. As a result of the test, the Company recorded a pre-tax impairment of $10.5 million.

Revenue Recognition, Investment Management Fees, page 67

14.	In response to comment 14 in our letter dated September 30, 2008, you indicate you will not provide certain disclosure regarding the methods used to determine the market value of the assets under management. You also removed disclosure on this topic from the latest amendment. You mention assets under management do not represent investments made by the company. However, investment management fee revenue is dependent on the value of assets under management, and it is not clear how this value is being determined for various assets, who contractually has primary responsibility for determining fair value, what the various characteristics and risks of the different fair value methods are, etc. Please explain why you do not believe this disclosure is material, useful information for investors. Tell us the criteria used to select the fair value method used and explain who is responsible for determining fair value for the various types of assets. Clarify the risks underlying the selection of the fair value method. Explain how recent economic events have affected your ability to determine the fair value of the assets you manage, as discussed on page 16. You state, “the majority of the securities in assets under management are highly-liquid exchange-traded securities.” Please tell us the amount of assets under management and the related investment management fees determined by each of the fair value methods.

RESPONSE: The Company takes note of the Staff’s comments and has added specific disclosure of the characteristics of its assets under management to the revenue recognition policy in its critical accounting estimates. As outlined in the response below, the Company’s assets under management are primarily valued by registered investment companies or custodians. Management reviews and ensures consistency in the application of valuation methods for purposes of its revenue recognition policies. The information provided in the tables is intended to enable the financial statement reader to evaluate the various pricing methodologies employed and associated risks and characteristics of those contractually obligated to value the assets under management. We expect to complete the disclosure in the table in a subsequent amendment to the Registration Statement.

Disclosure replacing the first paragraph in Revenue Recognition, Investment Management Fees on page 72 of the Amended Registration Statement

We earn revenue by providing investment management services pursuant to the terms of the underlying advisory contracts and such revenue is based on a contractual investment advisory fee applied to the assets in each portfolio. Any fees collected in advance are deferred and recognized over the period earned.

The policy of valuing our mutual fund assets under management are the responsibility of the funds’ respective boards of directors. Primary responsibility for valuation of separately managed accounts and institutional accounts rests with the account custodians.

Given management’s reliance on the data provided by the mutual funds and the custodians in the pricing of its assets under management, management has adopted policies and procedures to govern the valuation process and ensure consistency in the application of its revenue recognition policy. Management oversees numerous controls and protocols over the valuation of the mutual funds’ assets under management including: nightly variance testing, purchase/disposition verification, monthly comparatives of broker-priced fixed income securities and stale pricing review.

The boards of our mutual funds have formal approved pricing policies and procedures for their investment management companies to follow. Under these policies and procedures, the boards of the mutual funds have formed valuation committees that are responsible for setting valuation procedures. The valuations of the mutual fund assets under management, which are not reflected within our consolidated financial statements, vary by security type. Equity securities are generally valued at the official closing price on the exchange on which the securities are primarily traded or, if no closing price is available, at the last bid price. Debt securities are generally valued on the basis of broker quotations or valuations provided by market data reporting services which utilize information with respect to recent sales, market transactions in comparable securities, quotations from dealers and various relationships between securities. Certain foreign common stocks may be independently valued where closing prices are not readily available or are deemed not reflective of readily available market prices. Short-term investments, including money-market holdings valuation, is recorded at amortized cost, which approximates market. In light of the current illiquidity and credit crisis in the short term commercial paper market, in May 2008 we implemented additional review procedures and began to shadow price our money market funds on a daily basis to ensure they were within acceptable tolerances.

Contractually, we are not the primary agent in determining the fair values of the assets of separately managed accounts and institutional accounts, and we do not have access to the precise fair value methodology of the custodians responsible for such valuations. For custodial pricing processes, management has established internal procedures to corroborate that custodial pricing appears adequate. Management has developed processes to ensure valuation discrepancies are investigated and resolved with the custodian.

Management has identified four primary pricing methodologies applied to its assets under management:

•	Cash and cash equivalents – based on verifiable holdings in funds;

•

Independent pricing service; unadjusted market quotes – valuations delivered to the funds based on active, liquid market inputs; largely represent the equity securities held in the mutual fund portfolios;

•	Amortized cost – valuations for all money market holdings and any short term investments having a remaining maturity of 60 days or less; and

•

Independent prices; observable market inputs – valuations provided from broker dealers where prices are often determined by a market-maker’s price levels; included in this category are international equity securities and debt securities.

The sources of fair values of the assets under management of our mutual funds were as follows:

Mutual Funds

	As of September 30,				As of December 31,
($ in billions)	2008		2007		2007		2006		2005
	AUM	%	AUM	%	AUM	%	AUM	%	AUM	%
Cash and cash equivalents	$0.7	4%
Independent pricing service; unadjusted market quotes	5.0	28
Amortized cost	4.3	24
Independent prices; observable market inputs	7.7	44

	$17.7	100%

The sources of fair values of the assets under management of our separately managed accounts and institutional accounts were as follows:

Separate Accounts & Institutional Accounts

($ in billions)	As of September 30,				As of December 31,
	2008		2007		2007		2006		2005
	AUM	%	AUM	%	AUM	%	AUM	%	AUM	%
Cash and cash equivalents	$0.2	2%
Independent pricing service; unadjusted market quotes	4.8	50
Independent prices; observable market inputs	4.5	46
Amortized Cost	0.2	2

	$9.7	100%	$—	0%	$—	0%	$—	0%	$—	0%

Accounting for Income Taxes, page 68

15.	We note your valuation allowance appears to be limited to certain state deferred tax assets. Please provide a more detailed explanation as to how you determined it is more likely than not that you will realize Federal and other state deferred tax assets. In this regard, address each of the following points:

•	Disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets.

•

Include an explanation of the anticipated future trends included in your projections of future taxable income. Confirm to us that the anticipated future trends included in your assessment of the realization of your deferred tax assets are the same anticipated future trends used in estimating the fair value of your reporting units for purposes of testing goodwill for impairment and any other assessment of your tangible and intangible assets for impairment.

•

Disclose that any amount of deferred tax liabilities you are relying on in your assessment of the realization of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

Refer to paragraphs 20-26 of SFAS 109 and Section 501.14 of the Financial Reporting Codification for guidance.

RESPONSE: The discussion of the Company’s critical accounting policies regarding the Accounting for Income Taxes on page 74 of the Amended Registration Statement has been made in the context of the Company and its subsidiaries being included in the consolidated federal income tax return with PNX and its other subsidiaries. Thus the assessment of the need for a valuation allowance was based on all available evidence, positive and negative, pertinent to PNX and its consolidated federal and state tax position. This assessment included consideration of potential tax planning strategies available to PNX that, if they became necessary, would be implemented. However, subsequent to the spin-off, those strategies will no longer be available to the Company. Accordingly, in assessing the need for a valuation allowance against our deferred tax assets upon the distribution of our common stock to the stockholders of PNX, the Company believes, based on the weight of available evidence, that it is more likely than not that the deferred tax asset will not be realized, and, accordingly, the Company will record a full valuation allowance upon spin-off from PNX.

For purposes of the Company’s interim financial statements for the nine months ended September 30, 2008, we have added disclosure on page 74 of the Amended Registration Statement that is consistent with PNX’s discussion of deferred income taxes in Critical Accounting Estimates of Management’s Discussion and Analysis of Financial Condition and Results of Operations in PNX’s recently filed Form 10-Q for the quarterly period ended September 30, 2008. The Company also notes the Staff’s comments suggesting more detailed explanation of certain considerations related to the evaluation of deferred tax assets and has added disclosure, as follows:

Language added to page 74 of the Amended Registration Statement (insert after 1st paragraph, delete 2nd and 3rd existing paragraphs)

Significant management judgment is required in determining the provision for income taxes and, in particular, any valuation allowance recorded against our deferred tax assets. Deferred taxes mainly relate to net operating losses and intangible assets. We carried a valuation allowance of $6.7 million on $93.3 million of deferred tax assets at September 30, 2008, due to uncertainties related to our ability to utilize some of the deferred tax assets in certain state jurisdictions. The amount of the valuation allowance has been determined based on our estimates of taxable income by each jurisdiction in which we operate over the periods in which the deferred tax assets will be recoverable. Changes in this allowance could have a material effect on our financial position and results of operations.

We concluded that a valuation allowance on the remaining $86.6 million of deferred tax assets at September 30, 2008 was not required. Our methodology for determining the realizability of deferred tax assets involves estimates of future taxable income from our operations and consideration of available tax planning strategies and actions that would be implemented by PNX, if necessary, as well as the expiration dates and amounts of carryforwards related to net operating losses and capital losses. These estimates are projected through the life of the related deferred tax assets based on assumptions that we believe to be reasonable and consistent with demonstrated operating results. The projection also includes consideration of the reversal of deferred tax liabilities that are in the same period and jurisdiction and are of the same character as the temporary differences that gave rise to the deferred tax assets. Changes in future operating results not currently forecasted may have a significant impact on the realization of deferred tax assets. The amount of the future pre-tax income necessary to realize the Company’s deferred tax assets is approximately $250 million.

The information used to support the projection of future taxable income was derived from the same anticipated future trends used to support the calculations in our goodwill and intangible asset impairment analyses. However, when performing the assessment of the need for a valuation allowance under SFAS 109, paragraph 25 requires that the evidence be weighted to the extent to which it can be objectively verified. Aspects of the projections used in our impairment analyses, while fair and reasonable, may not be highly objectively verifiable. Accordingly, certain assumptions, such as those for future growth, were not included in our SFAS 109 analysis because those assumptions would not carry sufficient weight to support realization of deferred tax assets.

In concluding that a valuation allowance was not required on the remaining deferred tax assets, we considered both the positive and negative evidence regarding our ability to generate sufficient taxable income to realize those deferred tax assets. Positive evidence included PNX having achieved profitability for financial reporting purposes since 2004. Further positive evidence included the fact that the Company’s net operating losses will not begin to expire until 2023, while projected PNX earnings indicate that the deferred tax assets will be offset by taxable earnings prior to that expiration. Negative evidence included a history of net operating losses in the non-life insurance company subgroup, including the Company’s losses due to goodwill and intangible asset impairment charges in the current and prior years.

In weighing the positive and negative evidence above, including potential tax planning strategies that if they became necessary would be implemented, we considered the more likely than not criteria pursuant to SFAS 109. Based on this analysis we concluded that it was more likely than not that the deferred tax assets of $86.6 million would be realized.

However, in assessing the need for a valuation allowance against our deferred tax assets upon the distribution of our common stock to the stockholders of PNX, the Company believes, based on the weight of available evidence, that it is more likely than not that the deferred tax asset will not be realized because certain potential tax planning strategies available to PNX will no longer be available to the Company, and, accordingly, the Company will record a full valuation allowance upon spin-off from PNX. This adjustment will reflect full consideration of the Company’s deferred tax assets on a separate return basis, whereas the Company was previously included in a tax sharing agreement with PNX and its subsidiaries.

Uncertain tax positions taken by the Company are accounted for under FIN 48, which may require certain benefits taken on a tax return to not be recognized in the financial statements when there is the potential for certain tax positions to be successfully challenged by the taxing authorities.

Institutional Accounts, page 77

16.	In your added discussion of structured finance products on page 77, you state you earn investment management fees for managing the collateral of the CDOs and CLOs. Please expand this discussion to elaborate on your specific role as an asset manager in these transactions, the nature of the transactions (e.g. types of collateral), and specifically how recent market events have impacted your assets under management, your financial performance, your balance sheet, and your liquidity. Clarify the potential future risks from the effect of market conditions on your remaining products, e.g. reduced investment fees, potential impairments of assets, etc.

RESPONSE: The Company notes the Staff’s comments and has expanded its discussion on page 84 of the Amended Registration Statement surrounding the structured finance products assets and the impact of the recent market events.

Language added to page 84 of the Amended Registration Statement replacing the 2nd paragraph under Institutional Accounts:

As of September 30, 2008 we managed $1.3 billion of structured finance products. The Company acts as the collateral manager on pools of CDOs and CLOs that it manages. The underlying types of collateral are primarily comprised of high yield, asset-backed and mortgage-backed securities and loans. The Company has no financial or operational obligations with respect to the underlying performance of the collateral. Management fees for structured finance products were $1.1 million or 3.4% of gross management fees for the three-month period ending September 30, 2008, comprised of $0.7 million from senior management fees and $0.4 million from subordinate management fees from its management activities. Current market conditions have contributed to a further reduction of structured finance products assets under management to $1.0 billion as of November 30, 2008. This reduction does not have a direct impact on the Company’s balance sheet. If performance on the underlying collateral deteriorates further, however, this could impact the ability for the Company to collect its subordinate management fees. In addition, in certain circumstances the equity investors in our CDOs or CLOs can redeem the transaction prior to the maturity date.

Transactions With Related Persons, page 91

17.	Please disclose the amounts paid to Harris in 2007 based on the net profits earned on the Insight Funds. See Item 404(a)(3) of Regulation S-K.

RESPONSE: The Company takes note of the Staff’s comment and has revised the disclosure to include the amounts paid to Harris.

Language added to page 98 of the Amended Registration Statement:

The Company made annual payments to Harris of $1.1 million and $1.2 million in 2007 and 2008, respectively, and has accrued additional obligations relating to the third year of the agreement that will be paid in 2009.

Compensation of Executive Officers, page 92

2007 Annual Awards, page 98

18.	In the table on page 99, we note that the Adjustment for PNX ROE Results for Mr. Aylward is $49,005. Please briefly explain how you calculated this figure.

RESPONSE: The Company takes note of the Staff’s comments and has explained how it calculated this figure in Footnote 3 to the table on page 107 of the Amended Registration Statement.

New language for Footnote 3 of the Amended Registration Statement:

To focus the PNX executive team on enterprise-wide results, Mr. Aylward, along with the other PNX named executive officers, had more weight placed on PNX ROE results (50%) than the non-executive population (35%) for purposes of funding the departmental portion of the bonus pool. Since the PNX ROE results were funded at the maximum level, Mr. Aylward received the additional pool funding attributable to the greater weight placed on ROE as part of his departmental bonus. Mr. Aylward’s portion was $49,005, calculated as follows:

	Weight to ROE	Weight to Business Units	Pool Result
Pool Funding for Executives	50%	50%	125%
Pool Funding for non-Executives	35%	65%	103%

Additional Pool Funding for Executives			22%
50% of Mr. Aylward’s Target Incentive	$222,750
Additional Pool Funding for Executives	22%

Mr. Aylward’s Award Adjustment for ROE results	$49,005

Financial Statements, page F-1

19.	Please tell us your plans to file a Form 10-Q for the period ending September 30, 2008. Your Form 10 became automatically effective August 29.

RESPONSE: The securities being registered by the Amended Registration Statement are to be listed on the Nasdaq Global Market national securities exchange, and therefore the Company believes that such securities are being registered pursuant to Section 12(b) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and not Section 12(g) of the Exchange Act. Section 12(d) of the Exchange Act states that any securities registered under Section 12(b) of the Exchange Act will become effective thirty days after the receipt by the SEC of a certification by the exchange that the securities have been approved for listing or within such shorter period of time as the SEC may determine. As discussed with the Staff, the Company kindly requests that the effectiveness of the Amended Registration Statement be accelerated. The Company has sent to the Staff such certification from the Nasdaq Global Market confirming that the securities being registered have been approved for listing.

Note 3 – Merger, Acquisitions, Goodwill and Other Intangible Assets, page F-14

20.	We have read your response and revised disclosure to comment 21 in our letter dated September 30, 2008. Please revise your disclosure to confirm, if true, that you do not believe it is probable or reasonably possible a liability has been incurred related to the Harris agreement.

RESPONSE: The Company takes note of the Staff’s comment and has the disclosure regarding the probability of a liability having been incurred related to the Harris agreement.

Language added to page F-15 of the Amended Registration Statement

The Company does not believe that it is probable or reasonably possible that a liability has been incurred.

Note 9 – Long-Term Debt, page F-19

21.	Please revise the discussion of the notes payable to related parties to clarify when PNX forgave the $325 million and the amount of interest. From disclosure on page 40, it appears the forgiveness was on December 31, 2007, and we note the contribution from parent on the statement of stockholder’s equity of $385,900.

RESPONSE: The Company takes note of the Staff’s comment and has revised the disclosure on page F-19 of the Amended Registration Statement to indicate that the $325.0 million of debt was forgiven effective as of

December 31, 2007. Additionally, the Company has removed the reference to accrued interest also being forgiven as interest was, in fact, paid by the Company to PNX through December 31, 2007. The $385.9 million on the statement of stockholder’s equity includes the $325.0 million of debt forgiven as well as a $60.9 million cash contribution used to fund payments under promissory notes to one of the Company’s wholly-owned subsidiaries, Kayne Anderson Rudnick Investment Management, LLC (“KAR”). The Company has added disclosure to Footnote 9 of the Amended Registration Statement indicating that the total payment to KAR, including interest paid on January 2, 2007, was $60.9 million and has added disclosure that this payment was made as a result of a $60.9 million capital contribution from PNX.

Language added to page F-19 of the Amended Registration Statement:

The funds to make this payment were made available to the Company as a result of a $60.9 million capital contribution from PNX to the Company on January 2, 2007.

Note 4 – Contingent Liabilities, page F-36

22.	We have read your response to comment 26 in our letter dated September 30, 2008. In your response you state that you are unable to assess whether it is probable, reasonably possible or remote that related losses could be material because you are currently engaged in the discovery process. Please revise your filing to include this statement.

RESPONSE: The Company takes note of the Staff’s comment and has added the statement to its discussion of the pending arbitration involving SCM.

Language added to page F-36 of the Amended Registration Statement:

The Company is currently engaged in the discovery process with regard to this matter. Accordingly, the Company is not able to assess at this time whether it is probable, reasonably possible or remote that related losses could be material.

* * * *

The Company confirms the acknowledgment, in connection with the filing of the Amended Registration Statement (the “Filing”) and our responses to the Comment Letter:

1. That the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

2. That Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and

3. That the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

* * * *

Please do not hesitate to call me (212-455-7113) with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Gary I. Horowitz
Gary I. Horowitz